EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cameco Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our auditors’ report dated February 8, 2012 on the consolidated financial statements of Cameco Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information,

•	our Report of Independent Registered Public Accounting Firm dated February 8, 2012 in accordance with the standards of the Public Company Accounting Oversight Board (United States), and

•	our Report of Independent Registered Public Accounting Firm dated February 8, 2012 on the Corporation’s internal control over financial reporting as of December 31, 2011,

each of which is contained in this annual report on Form 40-F of the Corporation for the fiscal year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.

/s/ KPMG LLP

Chartered Accountants

Saskatoon, Canada

February 24, 2012